April 16, 2018

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             PermRock Royalty Trust

Registration Statement on Form S-1
Filed April 6, 2018
File No. 333-224191

Ladies and Gentlemen:

Set forth below are the responses of PermRock Royalty Trust (the “Trust”) and Boaz Energy II, LLC, the sponsor of the Trust (“Boaz Energy” and, together with the Trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2018, with respect to Registration Statement on Form S-1, File No. 333-224191, filed with the Commission on April 6, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing an amended Registration Statement on Form S-1 (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 1 unless otherwise specified.

Risk Factors, page 20

Trust unitholders have limited ability to enforce provisions of the conveyance..., page 32

1.                                      Please revise this risk factor to discuss whether the limited liability provisions of the Net Profits Interest conveyance and trust agreement would apply to trust unitholders’ claims under the federal securities laws.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise that the limited liability provisions of the Net Profits Interest conveyance and trust agreement do not apply to trust unitholders’ claims under the federal securities laws. We have revised the disclosure accordingly. See pages 32 and 33.

Securities and Exchange Commission

April 16, 2018

Description of the Trust Agreement, page 79

Dispute Resolution, page 84

2.                                      We note your disclosure indicating that any dispute, controversy or claim that may arise between Boaz Energy and the trustee relating to the trust will be subject to binding arbitration. Please expand your disclosure to discuss the impact, if any, that the binding arbitration provision would have on the ability of trust unitholders to seek remedies outside the arbitration process, including with respect to any claims under the federal securities laws.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise that the binding arbitration provision in the trust agreement does not apply to trust unitholders’ claims under the federal securities laws. We have revised the disclosure accordingly. See page 84.

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Securities and Exchange Commission

April 16, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

PERMROCK ROYALTY TRUST

		By:	/s/ Marshall Eves
		Name:	Marshall Eves
		Title:	Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.
John M. Greer, Latham & Watkins LLP
Sean T. Wheeler, Latham & Watkins LLP